RADICA GAMES LIMITED
                   ANNOUNCES LICENSE AGREEMENT FOR OTHELLO(R)

FOR IMMEDIATE RELEASE                        CONTACT:  PATRICK S. FEELY
JANUARY 25, 1999                                       PRESIDENT & COO
                                                       (LOS ANGELES, CALIFORNIA)
                                                       (626) 744 1150

                                                       DAVID C.W. HOWELL
                                                       EXECUTIVE V.P. & CFO
                                                       (HONG KONG)
                                                       (852) 2688 4201



(Hong Kong) Radica (NASDAQ RADAF) has entered into an exclusive licensing agreement with Anjar Co. for the rights to market new Othello(R) electronic handheld games in North and South America. The Company said it plans to introduce Othello(R) products in the Spring of 2000.

Bob Davids, Radica's CEO said, "THE OTHELLO LICENSE IS PART OF OUR STRATEGY TO BROADEN OUR PRODUCT LINE AND ACQUIRE LONG TERM BRAND FRANCHISES."

A strategy game for one or two players, Othello(R) was first introduced as a board game in 1975 and has become a classic strategy game that takes "A minute to learn...a lifetime to master(R)." Over 30 million units have been sold worldwide since its introduction.

Othello(R) games will allow you to play against the computer, yourself or another human opponent. Contests and tournaments are held on regional, national and even worldwide levels. The object of the game is to gain control of the board through placement of black or white playing pieces. Through the use of various strategies, the person with the most pieces on the board at the end of a game wins.

     THE FOREGOING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER
     MATERIALLY  FROM  PROJECTED  RESULTS.  FORWARD-LOOKING  STATEMENTS  INCLUDE
     STATEMENTS ABOUT EFFORTS TO ATTRACT OR PROSPECTS FOR ADDITIONAL OR INCREASED BUSINESS, NEW PRODUCT INTRODUCTIONS AND OTHER STATEMENTS OF A NON-HISTORICAL NATURE. ACTUAL RESULTS MAY DIFFER FROM PROJECTED RESULTS DUE TO VARIOUS RISK FACTORS, INCLUDING RISKS OF MANUFACTURING IN CHINA, DEPENDENCE ON PRODUCT APPEAL AND NEW PRODUCT INTRODUCTIONS, AND DEPENDENCE ON MAJOR CUSTOMERS, AS SET FORTH IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED OCTOBER 31, 1997, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. SEE "ITEM 1. DESCRIPTION OF BUSINESS -- RISK FACTORS" IN SUCH REPORT ON FORM 20-F.

Othello(R) is a registered trademark of Anjar Co.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at WWW.RADICAGAMES.COM.

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